Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Barrier Notes	$8,233,020	$323.56
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Prospectus Supplement dated February 6, 2009)

100% Principal Protection Barrier Notes

Market Strategies to Complement Traditional Fixed Income Investments

UBS AG $8,233,020 Notes linked to the S&P 500® Index due February 28, 2011

Investment Description

100% Principal Protection Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Underlying Index”). The Notes are designed to provide exposure to the potential positive performance of the Underlying Index, subject to the Return Barrier. If the Index Return is positive and the closing level of the Underlying Index is never greater than the Index Barrier on any single trading day during the Observation Period, you will receive an amount equal to the sum of (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate. If the Index Return is zero or negative and the closing level of the Underlying Index is never greater than the Index Barrier on any single trading day during the Observation Period, you will receive the principal amount of your Notes. If the closing level of the Underlying Index is greater than the Index Barrier on any single trading day during the Observation Period, you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) a Conditional Payment equal to 4.00%. The principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Growth Potential — If the Underlying Index never closes above the Index Barrier on any single trading day during the Observation Period, you will receive an index-linked return that may exceed the return you could receive on traditional fixed income investments or, if it does close above the Index Barrier, you will only receive a return equal to the 4.00% Conditional Payment.
☐	Principal Protection Feature: — If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates

Trade Date	February 24, 2009
Settlement Date	February 27, 2009
Final Valuation Date*	February 23, 2011
Maturity Date*	February 28, 2011
*	Subject to postponement in the event of a market disruption event, as described in the Principal Protection Barrier Notes product supplement.

Notes Offered

These terms relate to Notes linked to the S&P 500® Index. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter.

Underlying Index	Return Barrier	Index Starting Level	Index Barrier	CUSIP	ISIN
S&P 500® Index	44.50%	773.14	1117.19	90265G196	US90265G1967

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the Principal Protection Barrier Notes (“PPBN”) product supplement relating to the Notes, the accompanying prospectus and this pricing supplement, except as described herein. The specific terms described for the offering of the Notes in this pricing supplement will govern application of the general terms described in the PPBN product supplement relating to the Notes and the accompanying prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-15 of the PPBN product supplement relating to the Notes for risks related to an investment in the Notes. The Return Barrier feature limits your appreciation potential. If the closing level of the Underlying Index is greater than the Index Barrier on any single trading day during the Observation Period, your payment for each $10.00 of principal amount of your Notes will be limited to (a) $10.00 plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Conditional Payment.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index	$8,233,020	$10.00	$164,660.40	$0.20	$8,068,359.60	$9.80

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated February 24, 2009

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by the PPBN product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPBN product supplement dated February 6, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000145/v138509_690312-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPBN product supplement” mean the UBS product supplement, dated February 6, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek a 24-month investment with a return linked to the return of the Underlying Index, provided the closing level of the Underlying Index does not breach the Index Barrier during the Observation Period.
♦	You believe the performance of the Underlying Index will be moderately positive over the Observation Period, and that the closing level of the Underlying Index is unlikely to be greater than the Index Barrier on any single trading day during the Observation Period.
♦	You seek an investment that offers 100% principal protection on the Notes when held to maturity.
♦	You are willing to invest in notes the potential return of which is subject to a limit that is equal to the Return Barrier.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.
♦	You are comfortable receiving only the principal amount of the Notes in the event that the Index Ending Level is less than or equal to the Index Starting Level.
♦	You are willing to forego dividends paid on the stocks included in the Underlying Index.

The Notes may not be suitable for you if:

♦	You do not believe the Underlying Index will appreciate over the Observation Period, or you believe the Underlying Index will appreciate over the Observation Period in an amount that exceeds the Index Barrier.
♦	You seek an investment the potential return of which is not subject to a cap that is equal to the Return Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the Notes.
♦	You prefer to receive the dividends paid on any stocks included in the Underlying Index.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Principal Protection Percentage(1)	100%
Term	24 months(2)
Payment at Maturity (per Note)	If the Index Return is positive and the closing level of the Underlying Index is never greater than the Index Barrier on any single trading day during the Observation Period, you will receive an amount equal to the sum of (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Index Return multiplied by (iii) the Participation Rate, as set forth below:
$10.00 + ($10.00 × Index Return × Participation Rate), subject to the Return Barrier.
If the Index Return is zero or negative and the closing level of the Underlying Index is never greater than the Index Barrier on any single trading day during the Observation Period, you will receive the principal amount of your Notes.
If the closing level of the Underlying Index is greater than the Index Barrier on any single trading day during the Observation Period, you will receive (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Conditional Payment, as set forth below:
$10.00 + ($10.00 × Conditional Payment)
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	773.14
Index Ending Level	The closing level of the Underlying Index on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Index Barrier	1117.19
Return Barrier	44.50%
Participation Rate	100%
Conditional Payment	4.00%

Determining Payment at Maturity

At maturity, you will receive the principal amount of your Notes or $10.00 per Note (a zero return).

(1)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.
(2)	Subject to postponement in the event of a market disruption event.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	773.14
Principal Protection:	100% at maturity
Term:	24 Months
Participation Rate:	100%
Conditional Payment:	4.00%
Return Barrier:	44.50%
Index Barrier:	1117.19, which is 44.50% above the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — The Index Ending Level is 889.11 and the closing level of the Underlying Index exceeded the Index Barrier on at least one trading day during the Observation Period

The Index Return is 15%, as set forth below:

Index Ending Level – Index Starting Level

Index Starting Level

 =
889.11 – 773.14

773.14

= 15%

Since the closing level of the Underlying Index exceeded the Index Barrier on at least one trading day during the Observation Period, investors would receive at maturity (a) the principal amount of each Note plus (b) the product of (i) the principal amount of each Note multiplied by (ii) the Conditional Payment, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × Conditional Payment)
	=	$10.00 + ($10.00 × 4.00%)
	=	$10.00 + $0.40
	=	$10.40

Example 2 — The Index Ending Level is 850.45 and the closing level of the Underlying Index never exceeded the Index Barrier on any single trading day during the Observation Period

The Index Return is 10%, as set forth below:

Index Ending Level – Index Starting Level

Index Starting Level

 =
850.45 – 773.14

773.14

= 10%

Since the Index Return is positive and the closing level of the Underlying Index never exceeded the Index Barrier on any single trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Index Return, as set forth below:

Payment at maturity per $10.00
Note principal amount	=	$10.00 + ($10.00 × Index Return × Participation Rate)
	=	$10.00 + ($10.00 × (10% × 100%))
	=	$10.00 + $1.00
	=	$11.00

Example 3 — The Index Ending Level is 463.88 and the closing level of the Underlying Index never exceeded the Index Barrier on any single trading day during the Observation Period

The Index Return is -40%, as set forth below:

Index Ending Level – Index Starting Level

Index Starting Level

 =
463.88 – 773.14

773.14

= -40%

Since the Index Return is negative and the closing level of the Underlying Index never exceeded the Index Barrier on any single trading day during the Observation Period, investors would receive at maturity the principal amount of each Note:

Payment at maturity per $10.00 Note principal amount = $10.00

Hypothetical Return Table of the Notes at Maturity

		Index does not closing above the Return Barrier**		Index Closes above the Return Barrier***
Index Ending Level	Index Return	Payment at Maturity ($)*	Return on Note (%)*	Payment at Maturity ($)	Return on Note
1546.28	100%	N/A	N/A	$10.40	4.0%
1391.65	80%	N/A	N/A	$10.40	4.0%
1237.02	60%	N/A	N/A	$10.40	4.0%
1117.19	44.50%	$14.45	44.50%	$10.40	4.0%
1082.40	40%	$14.00	40%	$10.40	4.0%
889.11	15%	$11.50	15.00%	$10.40	4.0%
850.45	10%	$11.00	10.00%	$10.40	4.0%
811.80	5%	$10.50	5.00%	$10.40	4.0%
773.14	0%	$10.00	0.00%	$10.40	4.0%
734.48	-5%	$10.00	0.0%	$10.40	4.0%
695.83	-10%	$10.00	0.0%	$10.40	4.0%
657.17	-15%	$10.00	0.0%	$10.40	4.0%
463.88	-40%	$10.00	0.0%	$10.40	4.0%
309.26	-60%	$10.00	0.0%	$10.40	4.0%
154.63	-80%	$10.00	0.0%	$10.40	4.0%
0.00	-100%	$10.00	0.0%	$10.40	4.0%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Return on any single trading day during the Observation Period
***	Calculation assumes that the Index closes above the Return Barrier on any single trading day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPBN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive 100% of principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index, and will depend on (1) whether the Index Return is positive, zero or negative and (2) whether the Underlying Index closes above the Index Barrier on any single trading day during the Observation Period. You will receive no more than (a) the principal amount of your Notes plus (b) the product of (i) the principal amount of your Notes multiplied by (ii) the Conditional Payment if the Underlying Index closes above the Index Barrier.
♦	The Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Return Barrier, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of the Issuer — The Notes are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Notes is not the same as owning the applicable index — The return on your Notes may not reflect the return you would realize if you actually owned the applicable index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Index Return will only apply at maturity and the market price of the Notes prior to maturity may not directly correspond with the Index Return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on level — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index, may adversely affect the level of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index (the “Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of February 24, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (40); Energy (39); Financials (81); Health Care (54); Industrials (59); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (34).

The graphs below illustrate the performance of the Index from June 30, 1998 to February 24, 2009. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P

The Index closing level on February 24, 2009 was 773.14.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-31 of the PPBN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include in income amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 4.0875% per annum, compounded semiannually, with a projected payment at maturity of $10.85 based on an investment of $10.00. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.35 in 2009, $0.43 in 2010 and $0.07 in 2011. However, if the amount you receive at maturity is greater than $10.85, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2011 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $10.85, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2011 by an amount that is equal to such difference. If the amount you receive at maturity is less than $10.78, then you would recognize a net ordinary loss in 2011 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

If the Index Barrier is breached on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that you should make positive or negative adjustments, as applicable, in respect of the remaining income accruals on your Notes. If you have included in income an amount that is more than 4% of the principal amount of your Notes prior to the Index Barrier being breached, then you should cease to include in income any additional amounts in respect of your Notes and you should recognize an ordinary loss that is equal to the excess of the ordinary income you were previously taxed on in respect of your Notes over 4% of the principal amount of your Notes. Conversely, if at the time the Index Barrier is breached you have included in income an amount that is less than 4% of the principal amount of your Notes, you should, over the remaining term of your Notes in a reasonable manner, include in income the excess of 4% of the principal amount of your Notes over the ordinary income you previously included in income in respect of your Notes. Any gain you recognize from the sale of the Notes after the Index Barrier is breached will be characterized as ordinary income to the extent you have not yet included in income 4% of the principal amount of your Notes and thereafter as capital gain. Any loss you recognize from the sale of the Notes after the Index Barrier is breached will be characterized as capital loss. Deductions of capital losses are subject to generally applicable limitations.

The discussion above is based on our belief that your Notes should not be subject to the special rules governing Notes that have alternative payment schedules for which the timing and amounts that comprise each payment schedule are known as of the issue date for the Notes. If such rules were to apply to your Notes, you would have to accrue an amount equal to 4% of the principal amount of your Notes in income over the term of your Notes, if it is determined that, as of the issue date of your Notes, it was significantly more likely than not that the Index Barrier would be breached during the life of your Notes and that you would therefore receive an amount equal to 104% of the principal amount upon the maturity of your Notes. You should consult your own tax advisor as to the tax consequences of such alternative characterization of your Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	146,600	137,472
Long term debt issued(1)	143,100	134,190
Total debt issued(1)	289,700	271,662
Minority Interest(2)	8,002	7,504
Shareholders’ Equity	32,800	30,758
Total capitalization	330,502	309,923

(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.93773 (the exchange rate in effect as of December 31, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.